As filed with the Securities and Exchange Commission on
                                February 28, 2000

                                File No. 70-____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                -------------------------------------------------

                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                -------------------------------------------------

                                SCANA CORPORATION
                               SCANA SERVICES, INC.
                                1426 Main Street
                         Columbia, South Carolina 29201
                -------------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)

                                SCANA CORPORATION
                -------------------------------------------------
                 (Name of top registered holding company parent)

                                 Kevin B. Marsh
                                H. Thomas Arthur
                                SCANA CORPORATION
                                1426 Main Street
                         Columbia, South Carolina 29201
                -------------------------------------------------
                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019

--------
     1 f/k/a SCANA Service Company.



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ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

     SCANA Corporation, a South Carolina corporation ("SCANA") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and SCANA Services, Inc., a South Carolina service company ("SCANA Services" and, together with SCANA, the "Applicants"), hereby apply for the approval of the Securities and Exchange Commission (the "Commission") under Sections 6(a), 7 and 12(e) of the Act and Rules 62(d) and 65 thereunder for: (i) the granting of awards of Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Shares and Performance Units (collectively, the "Awards") under its Long-Term Equity Compensation Plan (the "Plan"), (ii) the issuance of up to five million shares of its no par value common stock (the "Common Stock") over the period beginning with the effective date of an order issued pursuant to this filing and continuing for a period of three (3) years from the date of such order, in connection with such Awards and (iii) the solicitation of proxies with respect to the Plan at SCANA's 2000 Annual Meeting of Shareholders. The maximum aggregate number of shares of Common Stock to be issued under the Plan is five million shares.

     On February 9, 2000, SCANA received approval from the Commission to acquire the outstanding voting securities of Public Service Company of North Carolina, Incorporated ("PSNC") in a merger transaction (HCAR No. 35-27133). SCANA and PSNC completed their merger effective at the close of business on February 10, 2000 and SCANA registered as a public utility holding company under the Act on February 11, 2000. In connection with such registration under the Act, SCANA received approval from the Commission on February 14, 2000 for certain financing transactions, including the issuance of up to 10 million shares of Common Stock under SCANA's direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans (HCAR No. 35-27137). Upon approval of the Plan discussed herein, SCANA will be authorized to issue up to 15 million shares under its various plans.

     Subject to shareholder and regulatory approvals, SCANA has adopted the Plan and intends to submit the Plan to shareholders for approval at its 2000 Annual Meeting of Shareholders scheduled for April 27, 2000.

     A.   Authorization to Grant Awards Pursuant to the Plan

     The purpose of the Plan is to optimize the profitability and growth of SCANA through long-term incentives which are consistent with SCANA's goals and which link the personal interests of participants to those of SCANA's stockholders; to provide participants with an incentive for excellence in individual performance and to promote teamwork among participants. In addition, the Plan is intended to provide flexibility to SCANA in its ability to motivate, attract, and retain the services of participants who make significant contributions to SCANA's success and to allow participants to share in the success of SCANA.

     The Plan will be administered by a committee of SCANA's Board of Directors that is comprised entirely of directors who satisfy the "outside director" requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") and who are "Non-Employee


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Directors" as defined in Rule 16b-3 under the  Securities  Exchange Act of 1934, as amended, (the "Committee"), except that the full Board of Directors will administer the Plan with respect to Awards granted to directors. The Committee will have the authority to delegate administrative duties to officers or directors of SCANA.

     The maximum five million shares reserved for issuance to participants under the Plan is subject to appropriate adjustment by the Committee to prevent dilution or enlargement of participants' rights under the Plan.

     The following Awards may be granted under the Plan. No grant will be exercisable or payable before approval of SCANA stockholders and the Commission hereunder have been obtained and all grants made prior to said approvals will be contingent upon such approvals.

     (i) Stock Options. Stock Options under the Plan are rights to purchase shares of Common Stock at a specified price during a prescribed period. The exercise price for Common Stock will be at least the fair market value at the date of the grant. The maximum aggregate number of shares that may be granted in the form of Stock Options, pursuant to any Award granted in any one fiscal year to any one single participant shall be 300,000 shares.

     (ii) Stock Appreciation Rights ("SARs"). SARs under the Plan are divided into "freestanding" SARs and "tandem" SARs. Freestanding SARs will have a grant price equal to the fair market value of Common Stock on the date of grant of such SAR. Tandem SARs will have a grant price equal to the option price of the related option and may be exercised for all or part of the Common Stock subject to the related option upon the surrender of the right to exercise the equivalent portion of the related option. At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Common Stock of equivalent value, or in some combination thereof. The maximum aggregate number of shares that may be granted in the form of SARs, pursuant to any Award granted in any one fiscal year to any one single participant shall be 300,000 shares.

     (iii) Restricted Stock. Restricted Stock under the Plan is Common Stock that is issued to a participant subject to a condition that the participant continue as an employee or a member of SCANA's Board of Directors, as applicable, for a specified period of time and/or satisfy other applicable conditions or performance requirements. The maximum aggregate number of shares that may be granted in the form of Restricted Stock, pursuant to any Award granted in any one fiscal year to any one single participant shall be 150,000 shares. The aggregate maximum number of shares that may be granted in the form of Restricted Stock under the Plan is one million.

     (iv) Performance Shares. Performance Shares are rights to receive shares of Common Stock or an equivalent amount of cash, contingent upon the achievement of specified performance goals determined by the Committee. The maximum aggregate number of shares that may be granted in the form of Performance Shares, pursuant to any Award granted in any one fiscal year to any one single participant shall be 200,000 shares.



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     (v)  Performance  Units.  Performance  Units are rights to receive  cash or other property of equivalent value including shares of Common Stock, contingent upon the achievement of specified performance goals determined by the Committee. The maximum aggregate payment with respect to Performance Units pursuant to any Award granted in any one fiscal year to any one single participant shall be equal to the value of $1,000,000.

     The term of any Stock Option or SAR granted in tandem therewith may not exceed ten years from the grant date. In the event of a change in control of SCANA, any outstanding Stock Options and SARs become immediately exercisable and remain exercisable throughout their entire term and any restriction periods and restrictions imposed on Restricted Stock which are not performance-based shall lapse. The treatment of any Awards which are performance-based will be addressed in the participants' related Award agreement. The Committee may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part for any purpose which the Committee deems appropriate; provided, however, no amendment shall without shareholder approval (i) increase the total number of shares that may be issued under the Plan or the maximum awards thereunder or
(ii) modify the requirements as to eligibility for benefits under the Plan.

     The Plan is designed to comply with limits imposed by the Code on the ability of a public company to claim tax deductions for compensation paid to certain highly compensated executives. Section 162(m) of the Code generally denies a federal income tax deduction for annual compensation exceeding $1,000,000 paid to the Chief Executive Officer and the four other most highly compensated officers of a public company. Certain types of compensation, including some performance-based compensation, are generally excluded from this deduction limit. While SCANA believes compensation payable pursuant to the Plan will be deductible for federal income tax purposes under most circumstances, compensation not qualified under Section 162(m) of the Code may be payable under certain circumstances.

     A more complete description of the provisions of the Plan is included in SCANA's draft proxy statement (incorporated by reference as Exhibit H-1 hereto) to which the Plan is attached as Appendix A. A draft of SCANA's Form S-8 Registration Statement relating to the Plan is incorporated by reference as Exhibit C-1 hereto.

     B.   Authorization to Issue Shares of Common Stock Under the Plan

     SCANA anticipates that the Awards to be granted under the Plan could result in the issuance of up to five million shares of Common Stock. SCANA intends to file a registration statement with the Commission for the purpose of registering the shares of Common Stock to be issued pursuant to the Plan under the Securities Act of 1933, as amended (the "1933 Act"). SCANA hereby requests authorization for the issuance of up to five million shares of Common Stock in connection with Awards to be granted under the Plan.

     C.   Solicitation of Proxies

     SCANA intends to submit the Plan to the holders of its outstanding Common Stock for consideration and action at the Annual Meeting to be held April 27, 2000. Drafts of the notice


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and proxy statement to be mailed to SCANA's  shareholders in connection with the
Annual Meeting are included herewith as Exhibit H-1. The Applicants will mail the proxy materials to SCANA common shareholders on or about March 17, 2000. Accordingly, in order to accommodate this schedule and to permit sufficient time for advance preparation and printing, the Applicants request that the Commission issue an order by not later than March 9, 2000 permitting the Applicants to solicit proxies with respect to the Plan.

     D.   Involvement of SCANA and its Affiliates with Exempt
          Wholesale Generators and Foreign Utility Companies

     The proposed transactions may be subject to Rules 53 and 54 under the Act. Neither SCANA nor any subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO. Moreover, neither SCANA nor any of its subsidiaries is, or as a consequence of the proposed transactions will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction contract with any affiliated EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto. Consequently, all applicable requirements of Rule 53(a)-(c) under the Act are satisfied as required by Rule 54 under the Act.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of the Applicants are expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

Commission filing fee relating to
Application-Declaration                        .............................. $*
Other filing fees                              .............................. $*
Legal fees                                     .............................. $*
Exchanging, printing and engraving
of stock certificates                          .............................. $*
Miscellaneous                                  .............................. $*
                                        Total  .............................. $*

     *    To Be Filed By Amendment.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

     Sections 6 and 7 of the Act are deemed to be applicable to the proposed issuance of Common Stock. Section 12(e) of the Act and Rules 62(d) and 65 thereunder are deemed applicable to the solicitation of proxies for the Annual Meeting of Shareholders.



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     To the extent that the proposed transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

ITEM 4. REGULATORY APPROVALS

     No state or federal  commission  other than the Commission has jurisdiction
with   respect  to  any  of  the   proposed   transactions   described  in  this
Application-Declaration.

ITEM 5. PROCEDURE

     Pursuant to the provisions of Rule 62, the Applicants request that the Commission issue an Order permitting this Application-Declaration to become effective on or before March 9, 2000, with respect to the solicitation of proxies from the holders of SCANA Common Stock, in order to allow sufficient time for the preparation, printing and timely mailing of proxy solicitation materials for SCANA's upcoming Annual Meeting of Shareholders. The Commission is requested to issue another Order permitting the Application-Declaration to become effective on or before April 4, 2000, with respect to the issuance or acquisition in the open market of SCANA's Common Stock pursuant to Awards made under the Plan.

     The Applicants hereby request that there be no hearing on this Application-Declaration. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application-Declaration as soon as possible. A Form of Notice is filed herewith as Exhibit H-2.

     The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

     a)   Exhibits

          Exhibit No.                   Description of Exhibit

               A-1 Restated Articles of Incorporation of SCANA as adopted on April 26, 1989 (Filed with the Commission as Exhibit 3-A to Registration Statement No. 33-49145 and incorporated by reference herein).



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               A-2  Articles of Amendment of SCANA,  dated April 27, 1995 (Filed with the Commission as Exhibit 4-B to Registration Statement No. 33- 62421 and incorporated by reference herein).

               A-3  SCANA  Long-Term  Equity   Compensation  Plan  (included  as
                    Appendix A to the draft Proxy Statement included in Exhibit H-1).

               C-1 Draft of Form S-8 Registration Statement relating to SCANA's issuance of Common Stock under the Plan.

               F-1  Opinion of Counsel (To be Filed by Amendment).

               F-2  "Past Tense" Opinion of Counsel (To be Filed by Amendment).

               G-1  Financial Data Schedule.

               H-1 Draft form of notice and Proxy Statement proposed to be furnished by SCANA to holders of its Common Stock with respect to the solicitation of proxies.

               H-2  Proposed Form of Notice.

          b)   Financial Statements

               No.                Description of Financial Statements

               FS-1 SCANA's Actual  Consolidated  Condensed  Balance Sheet as of
                    September 30, 1999 (Filed with the Commission with SCANA's 10-Q for the period ended September 30, 1999 and incorporated by reference herein).

               FS-2 SCANA's Unaudited Pro Forma Condensed  Consolidated  Balance
                    Sheets.

               FS-3 SCANA's Actual Consolidated  Condensed Statement of Earnings
                    for the nine months ended September 30, 1999 (Filed with the Commission with SCANA's 10-Q for the period ended September 30, 1999 and incorporated by reference herein).


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               FS-4 SCANA's Unaudited Pro Forma Consolidated Condensed Statement
                    of Earnings.

               FS-5 Notes to SCANA's Unaudited Pro Forma Condensed  Consolidated
                    Financial Statements.


ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:   February 28, 2000

                                          SCANA CORPORATION


                                          By:/s/ H. Thomas Arthur
                                             --------------------
                                          Name:    H. Thomas Arthur
                                          Title:   Senior Vice President and
                                                            General Counsel


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